Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Riskified, Inc.	United States
Riskified (Shanghai) Information Technology Co., Ltd.	China
Riskified (UK) Ltd.	United Kingdom
Riskified (Australia) Pty Ltd.	Australia
Riskified (Japan) K.K.	Japan